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File No. 82-34816
February 12, 2008

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Solicitation for Voluntary Retirement by the Company's Subsidiary (SEGA CORPORATION) (Dated February 8, 2008)
- Notice of Adjustment to the Forecasts of Whole-Year Consolidated Operating Results and Year-End Dividends for the Year Ending March 31, 2008 (Dated February 8, 2008)

PROCESSED
FEB 27 2008
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

File No. 82-34816

February 8, 2008

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Solicitation for Voluntary Retirement
by the Company's Subsidiary (SEGA CORPORATION)

It is hereby notified that SEGA CORPORATION (Head office: Ota-ku, Tokyo, President, Representative Director, CEO and COO: Hajime Satomi; hereinafter "SEGA"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on February 8, 2008, adopted a resolution for soliciting voluntary retirement, as described below:

Description

1. Reason for the solicitation for voluntary retirement:

Due to SEGA failing to respond to changing business environment, the operating performance of its core businesses, including amusement facilities business and domestic consumer business, has not been performing well. In such situation, to carry out a revolution to become a company that can constantly post profits, SEGA has continued its work on closing approximately 110 unprofitable amusement facilities since last year to rehabilitate its core business and has implemented various measures to reduce cost, including reductions of officers' remuneration and bonuses of managerial-level staffs. As part of these measures, SEGA has determined to solicit voluntary retirement of employees to reduce fixed costs and gain greater cost flexibility through optimum employment.

2. Summary of the solicitation for voluntary retirement:

(1) Number of applications sought: Approximately 400 employees (Number of employees of SEGA as of December 31, 2007: 3,583)

(2) Period of solicitation: About two weeks commencing February 8, 2008

(3) Date of retirement: During the fiscal year ending March 31, 2008 (expected)

3. Future outlook:

If applications for voluntary retirement are made in the number as solicited, the Company is expected to report, on a consolidated basis, an extraordinary loss of approximately ¥2,900 million on the payment of special severance allowances and other benefits. Consequently, SEGA will be able to reduce annual labor costs by approximately ¥3,500 million for the year ending March 31, 2009.

(For reference) Forecast of whole-year consolidated operating results for the year ending March 31, 2008 (publicized on February 8, 2008) and the actual operating results for the previous fiscal year

(million yen)

	Net sales	Operating income	Ordinary income	Net income
Forecast of operating results for the current year (from April 1, 2007 to March 31, 2008)	475,000	(-) 6,000	(-) 7,000	(-) 26,000
Operating results for the previous year (from April 1, 2006 to March 31, 2007)	528,238	76,530	81,287	43,456

* The above forecast of operating results is made based on information available to the Company as of the date hereof. The actual results may differ from the forecasted figures due to various factors in the future.

- END -

(Translation)

File No. 82-34816

February 8, 2008

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Whole-Year Consolidated Operating Results and Year-End Dividends for the Year Ending March 31, 2008

It is hereby notified that SEGA SAMMY HOLDINGS INC. (the "Company") has made adjustment to the forecasts of its whole-year consolidated operating results and year-end dividends for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008) publicized on November 9, 2007, as described below:

Description

1. Forecast of whole-year consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previously publicized forecast (A)	540,000	20,000	20,000	1,000	¥3.97
Adjusted forecast (B)	475,000	(-) 6,000	(-) 7,000	(-) 26,000	(-) ¥103.20
Amount of increase or decrease (B-A)	(-) 65,000	(-) 26,000	(-) 27,000	(-) 27,000	(-) ¥107.17
Rate of increase or decrease	(-) 12.0%	—%	—%	—%	—%
(For reference) Operating results for the previous year ended March 31, 2007	528,238	76,530	81,287	43,456	¥172.47

<Reasons for the adjustment>

Principally in the pachislot and pachinko machine business, both sales are expected to fall below the previously publicized forecast and net sales and profits are not expected to reach the initially projected amounts. Due to the July 2004 revision of regulations, pachinko halls have been placed in very severe operational situations. In this business environment, Sammy Corporation, a subsidiary of the Company, has been focusing on the development of differentiated major products which can acquire popularity from the market. During the process, the launch of some products with major titles is expected to be postponed toward the end of this fiscal year or the next fiscal year. Based on this, the number of units planned to be sold during the current fiscal year in the pachislot machine business is revised from 520,000 to 408,000. And the number of units planned to be sold during the current fiscal year in the pachinko machine business is revised from 180,000 to 134,000.

With regard to extraordinary income and loss, an income on sale of securities amounted to ¥3,700 million, while an income of ¥5,500 million on sale of real estate projected to be earned during the current fiscal year at the time of publication of the adjustment to the forecast of operating results on November 9, 2007 is expected to be carried to the next fiscal year. In addition, SEGA CORPORATION, a subsidiary of the Company, is expected to report an extraordinary loss of ¥2,900 million on the payment of special severance allowances in conjunction with the solicitation for voluntary retirement for the purpose of fixed cost reduction.

As a result, on a consolidated basis, the Company is expected to report net sales of ¥475,000 million (a decrease of ¥65,000 million from the previously publicized forecast), an operating loss of ¥6,000 million (an operating income of ¥20,000 million in the previously publicized forecast), an ordinary loss of ¥7,000 million (an ordinary income of ¥20,000 million in the previously publicized forecast) and a net loss of ¥26,000 million (a net income of ¥1,000 million in the previously publicized forecast), respectively.

2. Adjustment to the forecast of year-end dividends for the year ending March 31, 2008:

	Dividend per share		
	Interim	Year-end	Annual
Previous forecast (publicized on November 9, 2007)		¥30	¥60
Adjusted forecast		¥15	¥45
Results for the current year	¥30		
Results for the previous year ended March 31, 2007	¥30	¥30	¥60

<<Reason for the adjustment>>

Returning profits to its shareholders is a key topic for management of the Company. The Company's basic policy is to pay a cash dividend commensurate with earnings.

As described above, the Company has made adjustment to the forecast of its whole-year consolidated operating results for the year ending March 31, 2008 and consequently, is expected to report a huge net loss for the year. Hence, the Company regrettably intends to pay a year-end dividend of ¥15 per share, as against ¥30 per share projected in the previously publicized forecast.

Management sincerely apologizes to our shareholders and all officers and employees will exert combined efforts to enhance the enterprise value of the Company. Management hopes that the shareholders will continue giving the Company their full support.

3. Issues which management is focused on resolving

In conjunction with the above forecast of whole-year consolidated operating results of the Company, the forecast of consolidated operating results by business segment is listed below:

(million yen)

		Actual whole-year operating results for the year ended March 31, 2007	Forecast of whole-year operating result for the year ending March 31, 2008
Net sales		528,238	475,000
	Pachislot and pachinko machine business	211,539	158,600
	Amusement machine business	75,454	72,800
	Amusement facilities business	103,850	92,600
	Consumer business	119,593	142,000
	Other businesses	17,800	9,000
Operating income		76,530	(-) 6,000
	Pachislot and pachinko machine business	71,102	11,000
	Amusement machine business	11,682	5,200
	Amusement facilities business	132	(-) 11,400
	Consumer business	1,748	(-) 4,700
	Other businesses	(-) 1,345	(-) 100
	Elimination	(6,791)	(6,000)

Issues which the Company is aware of and focused on resolving under such financial condition are listed as follows:

- Strengthening the pachinko machine business of the pachislot and pachinko machine business

The pachinko machine business, which is larger in scale than the pachislot machine business, allows a large market share gain. Hence, the Company regards it as an important issue of management to make the business another profit-making source next to the pachislot machine business. The Group will further strengthen the new development system begun in the second half of the previous fiscal year in order to guarantee the creation of hit products and expand market share. Under the new development system, pachinko machines with major titles are expected to be launched in the first half of the year ending March 31, 2009. In addition, the Group will promote "concentration in core competence" of business in the whole

pachislot and pachinko machine business to enhance operational efficiencies.

- Revitalizing profits in the amusement facilities business

Since last year, the Group has continued its work on closing approximately 110 facilities with poor profitability and future potential and is expected to complete either closing or selling approximately 80 of them during the current fiscal year. Additionally, the Group will make a fundamental reform of the functions of the headquarters to seek more efficient business management, and simultaneously aim to increase sales of each equipment category (video game, medal game machine and prize machine) and intensify support for facility management.

Furthermore, the Group will clearly stipulate the standard for opening and closing facilities to promote a scrap-and-build process strategically, and strengthen facility operation under a new organization control, whereby increasing sales and profits.

- Enhancing profitability of the domestic consumer business

As the domestic consumer business has underperformed the projection, the Group will transform its platform strategy and drastically revise its line-up strategy. In addition, to create hit products and establish IP of its own, the Group has introduced various measures, including a system of producers and the recruitment of outside influential creators, which are expected to yield results in the next fiscal year and thereafter.

- Revitalizing profits in the overseas amusement machine business

SEGA is expected to report an operating loss from its overseas amusement machine business. With regard to amusement machine sales business in Asia, the Group has shifted to a policy of selling equipment directly from Japan and as part of the policy, determined to dissolve Sega Amusements Singapore Pte. Ltd. Elsewhere in Asia, Europe and America, the Group will formulate and swiftly implement measures for promoting efficiencies to improve its earnings substantially for the year ending March 31, 2009 and thereafter.

As the amusement market in Japan is well-developed, the Group regards business development in overseas markets to be very important from the perspective of middle- and long-term growth of SEGA. Reflecting on its past poor operating results, the Group will aim to substantially enhance price competitiveness of its North American business, specifically and supply products to meet market needs.

・ Drastically enhancing profitability of SEGA CORPORATION

To revitalize SEGA as a company that can constantly post profits, the Group has determined it essential to rehabilitate its core business by any and all measures, including fixed cost reduction. Hence, SEGA will solicit voluntary retirement of approximately 400 employees. Consequently, SEGA will be able to reduce labor and other costs by approximately ¥3,500 million for the year ending March 31, 2009 and thereafter.

* The above forecast of operating results is made based on information available to the Company as of the date hereof. The actual results may differ from the forecasted figures due to various factors in the future.

- END -

END